Emeco Holdings Limited

SEC MAIL PROCESSING RECEIVED JAN 26 2007 WASH. D.C. 186 SECTION

24 January 2007

Exemption File No. 82-35011

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

07020650

SUPPL

Ladies and Gentlemen

Re: Emeco Holdings Limited
Rule 12g3-2(b) Exemption File No. 82-35011

Pursuant to Rule 12g3-2(b)(1), enclosed are the following documents to supplement the information previously provided with respect to Emeco Holdings Limited's (the "Company") request for exemption under Rule 12g3-2(b):

1. *AMP Limited – Form 604 Notice of change of interests of substantial holder in Emeco Holdings Limited, released to the Australian Stock Exchange Limited on 23 January 2007.*

This information is being furnished on the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned by telephone: 61 (8) 9420 0222 in Australia, facsimile: 61 (8) 9321 1366 or by email: michael.kirkpatrick@emecoequipment.com if you have any questions.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and please return it to Mike Kirkpatrick at the address below.

Thank you for your attention.

Regards

M. Kirkpatrick

Mike Kirkpatrick
Company Secretary

Enclosures (2)

PROCESSED
FEB 01 2007
THOMSON FINANCIAL

PO Box 1173
West Perth WA 6872
Australia

Ground Floor, 10 Ord Street
West Perth WA 6005
Australia

Telephone: + 61 8 9420 0222
Facsimile: +61 8 9321 1366

Emeco Holdings Limited A.C.N. 112 188 815

Emeco Holdings Limited

24 January 2007

Exemption File No. 82-35011

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Ladies and Gentlemen

Re: Emeco Holdings Limited
Rule 12g3-2(b) Exemption File No. 82-35011

Pursuant to Rule 12g3-2(b)(1), enclosed are the following documents to supplement the information previously provided with respect to Emeco Holdings Limited's (the "Company") request for exemption under Rule 12g3-2(b):

1. *AMP Limited – Form 604 Notice of change of interests of substantial holder in Emeco Holdings Limited, released to the Australian Stock Exchange Limited on 23 January 2007.*

This information is being furnished on the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned by telephone: 61 (8) 9420 0222 in Australia, facsimile: 61 (8) 9321 1366 or by email: michael.kirkpatrick@emecoequipment.com if you have any questions.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and please return it to Mike Kirkpatrick at the address below.

Thank you for your attention.

Regards

M. Kirkpatrick

Mike Kirkpatrick
Company Secretary

Enclosures (2)

BNP PARIBAS
SECURITIES SERVICES

SEC MAIL PROCESSING
RECEIVED
JAN 26 2007
WASH. D.C. 186 SECTION

23-Jan-07

t
. change Limited

4

_E OF INTERESTS OF SUBSTANTIAL HOLDER

Dear Sir/Madam,

Pursuant to Section 671B of the Corporations Law, AMP Limited hereby advises of a change in its relevant interest in Emeco Holdings Ltd.

The enclosed ASIC Form 604 discloses all required details.

Yours faithfully,

Justin Christopher
Head of Custody
BNP Paribas Securities Services
Phone: 02 9222 0029

BNP PARIBAS FUND SERVICES AUSTRALASIA PTY LTD
Level 6 60 Castlereagh Street Sydney NSW 2000 Australia
PO BOX R209 Royal Exchange NSW 1225 Australia
Tel: +61 2 9222 0000 - Fax: +61 2 9222 0255
ABN 71 002 655 674

Form 604
Corporations Law
Section 671B
Notice of Change of Interests of Substantial Holder

To: **Emeco Holdings Ltd**

ACN/ARSN: 112 188 815

1. Details of substantial holder

Name: AMP Limited ACN 079 354 519 and its related bodies corporate.

There was a change in the interests of the substantial holder on 19-Jan-2007
The previous notice was given to the company on 09-Oct-2006
The previous notice was dated 05-Oct-2006

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate had a relevant interest in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

	Previous notice		*Present notice*	
Class of securities	*Person's votes*	*Voting power*	*Person's votes*	*Voting power*
Fully Paid Ordinary	31,580,537	5.00%	37,999,937	6.02%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, relevant interests of the substantial holder or an associate in voting securities of the company since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	*Person whose relevant interest changed*	*Nature of change*	*Consideration given in relation to change*	*Class and number of shares affected*	*Person's votes affected*
11-Jan-07	AMP Capital Aust. Equity Market Neutral Fund	Share disposal	-$221,978.17	Fully Paid Ordinary -121,241	-121,241
20-Nov-2006 to 3-Jan-2007	AMP Capitial Investors Limited	Share acquisition	$1,513,490.36	Fully Paid Ordinary 824,636	824,636
5-Nov-2006 to 11-Dec-2006	AMP Capitial Investors Limited	Share disposal	-$3,757,608.28	Fully Paid Ordinary -2,071,253	-2,071,253
9-Oct-2006 to 19-Jan-2007	AMP Life Limited	Share acquisition	$8,732,315.93	Fully Paid Ordinary 4,740,571	4,740,571
6-Oct-2006 to 18-Jan-2007	AMP Life Limited	Share disposal	-$1,156,601.06	Fully Paid Ordinary -627,903	-627,903
29-Dec-2006 to 11-Jan-2007	Asgard SMA No. 6	Share acquisition	$5,752.31	Fully Paid Ordinary 3,143	3,143
29-Dec-2006 to 11-Jan-2007	Cogent Nominees Pty Limited	Share acquisition	$542,297.52	Fully Paid Ordinary 296,461	296,461
31-Oct-2006 to 28-Nov-2006	Cogent Nominees Pty Limited	Share disposal	-$1,505,615.46	Fully Paid Ordinary -819,031	-819,031
13-Oct-2006 to 19-Jan-2007	Cogent Nominees Pty Limited <SMP Accounts>	Share acquisition	$2,915,296.73	Fully Paid Ordinary 1,588,984	1,588,984
16-Oct-2006 to 10-Jan-2007	Cogent Nominees Pty Limited <SMP Accounts>	Share disposal	-$941,925.52	Fully Paid Ordinary -511,583	-511,583
13-Oct-2006 to 19-Jan-2007	Commonwealth Bank Officers Superannunation Corporation Pty Ltd A/T for the Officers' Superannuation Fund.	Share acquisition	$1,360,104.61	Fully Paid Ordinary 733,728	733,728
17-Nov-2006 to 29-Dec-2006	Equipsuper	Share acquisition	$539,919.47	Fully Paid Ordinary 293,063	293,063
6-Oct-2006 to 19-Jan-2007	Government Employees Superannuation Board	Share acquisition	$1,060,164.49	Fully Paid Ordinary 571,240	571,240
6-Oct-2006 to 29-Dec-2006	LAMP	Share acquisition	$502,503.25	Fully Paid Ordinary 277,038	277,038
13-Nov-06	LAMP	Share disposal	-$630,864.52	Fully Paid Ordinary -337,400	-337,400
28-Dec-2006 to 19-Jan-2007	Queensland Local Government Superannuation Board	Share acquisition	$457,703.43	Fully Paid Ordinary 246,604	246,604
13-Oct-06	State Authority Superannuation Enhanced Index Share Fund	Share acquisition	$228,593.13	Fully Paid Ordinary 124,600	124,600

15-Dec-2006 to 11-Jan-2007	State Authority Superannuation Scheme	Share acquisition	$579,626.73	Fully Paid Ordinary 316,739	316,739
28-Dec-2006 to 19-Jan-2007	Stichting Pensioenfolds - ABP	Share acquisition	$887,442.50	Fully Paid Ordinary 479,001	479,001
28-Dec-2006 to 19-Jan-2007	Stichting Pensioenfolds Hoogovens	Share acquisition	$243,182.14	Fully Paid Ordinary 131,046	131,046
15-Dec-2006 to 11-Jan-2007	UniSuper Limited	Share acquisition	$514,359.86	Fully Paid Ordinary 280,957	280,957

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	*Registered holder of securities*	*Person entitled to be registered as holder*	*Nature of relevant interest*	*Class and number of securities*	*Person's votes affected*
AMP Life Limited	AMP Life Limited	AMP Life Limited	AMP Life is entitled to be the registered holder of the class and number of securities listed beside its name AMP Life Limited is a controlled body corporate of AMP Limited within the meaning of Section 608(3) of the Corporations Law	Fully Paid Ordinary: 12,802,917	12,802,917
AMP Capital Investors Limited ('AMP Capital')	Cogent Nominees Pty Limited <SMP Accounts>	Cogent Nominees Pty Limited <SMP Accounts>	AMP Capital, in its capacity as the investment manager for the persons or trusts listed besides its name, has the power to control voting and/or the disposal of securities. AMP Capital is a controlled body corporate of AMP Limited within the meaning of Section 608(3) of the Corporations Law	Fully Paid Ordinary: 7,769,702	7,769,702
	Cogent Nominees Pty Limited	Cogent Nominees Pty Limited		Fully Paid Ordinary: 2,433,088	2,433,088
	Asgard Capital Management Limited	Asgard SMA No. 6		Fully Paid Ordinary: 3,143	3,143
	Citicorp Nominees Pty Limited	Stichting Pensionfonds Hoogovens		Fully Paid Ordinary: 262,379	262,379
	Goldman Sachs	AMP Capital Australian Equity Market Neutral Fund		Fully Paid Ordinary: 85,589	85,589
	Goldman Sachs	AMP Capital Investors Australian Long Short Fund		Fully Paid Ordinary: 949,152	949,152
	JP Morgan Nominees Australia Limited	Stichting Pensionfonds ABP		Fully Paid Ordinary: 1,566,173	1,566,173
	JP Morgan Nominees Australia Limited	LAMP		Fully Paid Ordinary: 1,975,954	1,975,954
	JP Morgan Nominees Australia Limited	QLD Local Government Superannuation Board		Fully Paid Ordinary: 492,677	492,677
	JP Morgan Nominees Australia Limited	State Authority Superannuation Scheme		Fully Paid Ordinary: 2,586,155	2,586,155
	JP Morgan Nominees Australia Limited	State Authority Superannuation Enhanced Index Share Fund		Fully Paid Ordinary: 235,093	235,093
	National Nominees Pty Limited	Government Employees Superannuation Board		Fully Paid Ordinary: 1,354,157	1,354,157
	National Nominees Pty Limited	Commonwealth Bank Officers Superannuation Corporation Pty Ltd as trustee for the Officers' Superannuation Fund		Fully Paid Ordinary: 980,425	980,425
	National Nominees Pty Limited	Equipsuper		Fully Paid Ordinary: 1,618,645	1,618,645
	National Nominees Pty Limited	UniSuper Limited		Fully Paid Ordinary: 2,060,052	2,060,052
AMP Capital Investors Limited as Responsible Entity of the Future Directions Australian Small Companies Fund	Cogent Nominees Pty Limited	AMP Capital Investors Limited	AMP Capital Investors Limited is a controlled body corporate of AMP Limited within the meaning of Section 608(3) of the	Fully Paid Ordinary: 824,636	824,636
				Total:	37,999,937

5. Change in association

The persons who have become associates of, ceased to be associates of, or have changed the nature

of their association with, the substantial shareholder in relation to voting interests in the company or scheme are as follows:

Name and ACN	*Nature of association*
No Changes	

6. Addresses

The addresses of persons named in this form are as follows:

Name	*Address*
AMP Life Limited	Level 24, 33 Alfred Street, Sydney NSW 2000
AMP Capital Investors Limited	Level 22, 33 Alfred Street, Sydney NSW 2000
Asgard Capital Management Limited	PO Box 7817, Cloisters Square WA 6850
Citicorp Nominees Pty Limited	101 Collins Street, Melbourne VIC 3000
Cogent Nominees Pty Limited	Level 6, 60 Castlereagh Street, Sydney NSW 2000
Commonwealth Bank Officers Superannuation Corporation Pty Ltd	9th Floor, 48 Martin Place, Sydney NSW 2000
Equipsuper	171 Flinders Street, Melbourne VIC 3000
Goldman Sachs Asia LLC	68th Floor, 2 Queens Road, Central Hong Kong
Government Employee Superannuation Board	PO Box J755, Perth WA 6842
JP Morgan Nominees Australia Limited	259 George Street, Sydney NSW 2000
National Nominees Pty Limited	271 Collins Street, Melbourne VIC 3000
QLD Local Government Superannuation Board	Of GPO Box 264, Brisbane QLD 4001
State Authority Superannuation Scheme	Level 14, 83 Clarence Street, Sydney NSW 2000
State Authority Superannuation Enhanced Index Share	Level 14, 83 Clarence Street, Sydney NSW 2000
Stichting Pensioenfonds Hoogovens	PO Box 10,000, 1970 CA IJmuiden, The Netherlands
Stichting Pensioenfonds ABP	PO Box 10,000, 1970 CA IJmuiden, The Netherlands
Unisuper Limited	Level 28, 367 Collins Street, Melbourne 3000

This notice of change of interests of substantial holder (ASIC Form 604) comprises 3 page/s in total.